Franklin Fund Allocator Series

One Franklin Parkway

San Mateo, California 94403

February 4, 2016

Filed via EDGAR

Ms. Karen Rossotto, Esq.

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Subject:            Franklin Fund Allocator Series (the “Registrant”)

                        (File Nos. 333-13601; 811-07851)

Dear Ms. Rossotto:

On behalf of the Registrant, submitted herewith under the EDGAR system are the Registrant’s responses to the comments of the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) that you provided via telephone to Amy C. Fitzsimmons on January 6, 2016 with regard to Post-Effective Amendment No. 56 to the Registrant’s Registration Statement on Form N-1A (the “Amendment”), which was filed with the Commission on November 20, 2015 under the Securities Act of 1933 (the “1933 Act”) and the Investment Company Act of 1940 (the “1940 Act”).  The Amendment was filed in order to register the shares of three new series of the Registrant, the Franklin NextStep Conservative Fund (the “Conservative Fund”), the Franklin NextStep Moderate Fund (the “Moderate Fund”) and the Franklin NextStep Growth Fund (the “Growth Fund”) (each, a “Fund” and together, the “Funds”), under the 1933 Act, and to register each Fund under the 1940 Act.  Each comment from the Staff is summarized below, followed by the Registrant’s response to the comment.  Terms not defined herein have the meaning set forth for that term in the Amendment.

Prospectus Fund Summary

1.         Comment:  Each Fund’s investment goal is to seek “the highest level of long-term total return that is consistent with an acceptable level of risk.” Please explain in the prospectus what an “acceptable level of risk” is for each Fund or consider modifying each Fund’s goal to connect it with the Fund’s investment strategy.

Response:  Additional disclosure has been included in each Fund’s “Principal Investment Strategies” section as requested.

2.         Comment:  In the Fees and Expenses table for each Fund, add a footnote indicating that “acquired fund fees and expenses” are estimated for the current fiscal year.

Response:  The requested disclosure has been added.

3.         Comment:  With respect to footnote 2 in the Fees and Expenses table for each Fund that describes the fee waiver and expense limitation agreement, please confirm that the fee waiver and expense limitation agreement will be in place for at least one year from the effective date of the Amendment.

U.S. Securities and Exchange Commission

February 4, 2016

Response:  The fee waiver and expense limitation agreement will be in place for at least one year from the effective date of the Amendment.  The disclosure in the prospectus has been revised accordingly.

4.         Comment:  With respect to footnote 2, if the fee waiver and expense limitation agreement can be terminated by the Board, please disclose this in the footnote.

Response:  The footnote currently states that the fee waiver and expense limitation agreement may not be “changed or terminated during the time period” of the waiver.

5.         Comment:  In the first paragraph under each Fund’s “Principal Investment Strategies” section of the prospectus, the last line in that paragraph states that the Fund may be most appropriate for investors with: (1) “a shorter investment horizon” for the Conservative Fund; (2) “an intermediate investment horizon” for the Moderate Fund; and (3) “a longer investment horizon” for the Growth Fund.  Please include disclosure that explains to investors the meaning of these phrases (i.e., explain what the investment horizon is shorter or longer than, explain how long an intermediate investment horizon is, etc.).

Response:  The requested disclosure has been added.

6.         Comment:  If a Fund invests in emerging markets as a principal strategy, please ensure that appropriate disclosure is included in the “Principal Investment Strategies” and “Principal Investment Risks” sections of the prospectus for that Fund.

Response:  The requested disclosure has been added.

7.         Comment:  With respect to each Fund’s stated percentage allocation to each asset class, please explain whether the investment manager analyzes the asset class allocation of each underlying fund in order to determine the percentage of the underlying fund that should be allocated to the Fund’s equity, debt or alternative investments allocations (e.g., if an underlying fund invests 80% of its assets in equity securities and 20% in debt securities, explain if 80% of the assets invested in that underlying fund would be attributed to the Fund’s equity allocation while the remaining 20% is attributed to the Fund’s debt allocation).

Response:  As stated in the Funds’ prospectus, the holdings of each underlying fund’s assets are allocated to the Funds’ equity, debt or alternative investments asset classes according to each Fund’s investment goal, purpose of the Fund and the stated percentages by taking into account the underlying fund’s predominant asset class.  The portfolio managers review the underlying funds’ holdings in determining whether a specific underlying fund is an appropriate investment for a Fund but do not attribute the holdings of one underlying fund among multiple asset classes.

8.         Comment:  Please disclose the maximum percentage limitation to which each Fund may be exposed to derivative instruments.

Response:  The Registrant believes that the current level and placement of disclosure regarding each Fund’s anticipated use of derivative instruments appropriately describes the Fund’s intended use thereof.  Any fund’s use of derivatives may be measured in a variety of ways depending upon a number of factors, including the particular type of derivative instrument and how the derivative instrument is traded or settled, e.g., contractual value, notional value, delta-adjusted current notional value or market value.  Therefore, the Registrant believes that disclosing percentage limitations may not be the most appropriate method of conveying to investors a fund’s proposed or anticipated use of particular derivative instruments or the risks related thereto.

U.S. Securities and Exchange Commission

February 4, 2016

9.         Comment:  Please explain to what asset classes the derivative investments in which each Fund invests will be allocated.

Response:  The Fund only intends to use currency forwards for hedging purposes, which will not be allocated to any specific asset class.  The Funds do not expect their use of hedging to be significant where it would affect the stated percentage asset allocations of the Funds.

10.       Comment:  In the fourth paragraph under the “Principal Investment Strategies” section of the Fund Summary, each Fund states that “during adverse market conditions the investment manager may cause the relative percentages to be more than 10% more conservative than the typical asset mix at that time.”  Please explain how the investment manager would accomplish this (e.g., through holding additional debt funds, holding additional cash or the use of derivatives).

Response:  The investment manager may use a variety of techniques to increase a Fund’s exposure to more conservative asset classes including by: increasing a Fund’s allocation to the debt asset class through the addition of underlying debt funds and/or the reduction in exposure to underlying equity funds or by holding additional cash and cash equivalents in the Fund’s portfolio.  The prospectus has been revised to reflect these techniques.

11.       Comment:  With respect to the fifth paragraph under the “Principal Investment Strategies” section of each Fund, when the investment manager selects debt funds, please explain whether the investment manager considers any credit quality or maturity standards in its selection.  If so, please disclose.  Also, if high yield funds may be chosen as a part of a Fund’s strategy, please disclose this as well.  In addition, to the extent that these considerations are different among the Funds, please clarify the differences in the disclosure.

Response:  The requested disclosure has been added; however, there are no restrictions on the percentage of a Fund’s assets that may be exposed to debt securities of a certain credit quality, maturity or duration, other than the Fund’s overall debt asset allocation limits.

12.       Comment:  If applicable, please specifically disclose in the “Principal Investment Strategies” section that each Fund’s underlying equity investments may be of any market capitalization range.

Response:  The requested disclosure has been added.

13.       Comment:  Please supplementally describe how the Funds intend to comply with the Section 12(d)(1) limits.

Response:  Each Fund will act as a fund of funds that invests in both affiliated and unaffiliated mutual funds and ETFs, along with direct investments in certain derivative instruments.  With respect to the Funds’ investments in affiliated underlying funds and ETFs, in order for the Funds to invest in one or more affiliated funds or ETFs in excess of the Section 12(d)(1)(A) and (B) limits, the Funds will rely on Section 12(d)(1)(G) of the 1940 Act, and Rule 12d1-2 thereunder, as modified by exemptive relief that the Registrant received from the Commission (See Franklin California Tax-Free Income Fund et al., Investment Company Act Release No. 28257 (April 28, 2008) (order), Franklin California Tax-Free Income Fund et al., Investment Company Act Release No. 28229 (March 31, 2008) (notice)).

U.S. Securities and Exchange Commission

February 4, 2016

With respect to the Funds’ investments in unaffiliated mutual funds and ETFs in excess of the Section 12(d)(1)(A) and (B) limits, the Funds will rely on Section 12(d)(1)(F) of the 1940 Act to invest their assets in excess of such limits, and/or any applicable exemptive relief granted or to be granted to the Funds or an underlying fund.

14.       Comment:  In each Fund’s Principal Risks section of the prospectus, please specifically disclose the risks of investing in exchange-traded funds (“ETFs”).

Response:  The requested disclosure has been added.

15.       Comment:  With respect to “Focus” risk in each Fund’s Principal Risks section, if applicable please include a strategy in the “Principal Investment Strategies” section stating that the Fund focuses its investments in a particular country, region or industry, etc.  If the “Focus” risk relates only the underlying funds, please clarify.

Response:  The risk disclosure has been removed, as the Funds do not intend to focus on any specific country, region or industry.

16.       Comment:  Please consider whether the “Growth style investing” and “Value style investing” risks are principal strategies of the Conservative Fund.  If so, please include applicable disclosure in the Fund Summary section of the prospectus.

Response:  The disclosure has been removed, as the referenced risks are not considered to be principal risks of the Funds.

17.       Comment:  Please add the narrative requirements of Form N-1A Item 4(b)(2) to each Fund’s “Performance” section.

Response:  The disclosure has been revised as requested.

18.       Comment:  Under each Fund’s “Purchase and Sale of Fund Shares” section of the Fund Summary, please disclose the minimum for subsequent investments or if there is no minimum, so state.

Response:  The disclosure has been revised as requested.

19.       Comment:  Please provide clarification to shareholders as to what the differences are among the Funds, other than the Funds’ allocations to equity, debt and alternative investments (e.g., whether the Growth Fund considers more risky debt or equity funds than the Conservative Fund, whether each Fund places more or less emphasis on the credit quality, maturity, duration or market capitalization of the underlying funds, etc.).

Response:  The primary way the Funds’ investment strategies differ relates to the extent of a Fund’s exposure to the equity, debt or alternative investments asset classes.  As indicated in the prospectus, the investment manager will analyze, among other things, portfolio volatility, portfolio concentration, expected extreme events and expected instability in returns. Accordingly, based on the investment manager’s evaluation of the risk level of the underlying funds, some underlying funds may only be appropriate for certain Funds or may only be appropriate in a greater or lesser allocation than in one or more other Funds.   The disclosure has been revised to clarify these differences.

U.S. Securities and Exchange Commission

February 4, 2016

20.       Comment:  With respect to the Moderate and Growth Funds, please provide examples of “alternative funds.”

Response:  The requested disclosure has been added.

21.       Comment:  In the “Principal Investment Strategies” sections for the Moderate and Growth Funds, each Fund states “[w]hen selecting alternative investment funds the investment manager focuses primarily on alpha drivers, correlation benefits, hedging techniques, and downside capture.”  Please disclose in plain English what the terms “alpha drivers, correlation benefits, hedging techniques, and downside capture” mean.

Response:  The disclosure has been revised as requested.

22.       Comment:  With respect to “Market” risk, please clarify that the second paragraph is equity risk in light of the first paragraph stating that market risk “is a basic risk associated with all securities” or add a specific risk of investing in equity funds.

Response:  Specific risks for investing in equity, debt and alternative funds (where applicable) have been added to the Funds’ summary sections.

23.       Comment:  With respect to the Growth Fund, because the Fund has “growth” in its name, please include a description of the Fund’s growth strategy in the “Principal Investment Strategies” section of the prospectus to avoid confusion over whether the Fund only invests in growth underlying funds.

Response:  The following disclosure, which the Registrant believes is appropriate given the Fund’s name, is included in the Fund’s summary:  “[t]he Fund is designed for investors seeking the highest level of long-term total return that is consistent with a growth-oriented level of risk.” (emphasis added.)

Prospectus Fund Details

24.       Comment:  Under the “Principal Investment Policies and Practices” section of the prospectus, the terms “Fund” and “Funds” are used inconsistently.  Please make consistent.

Response:  The disclosure has been revised as requested.

25.       Comment:  With respect to the sentence in the “Principal Investment Policies and Practices” section of the prospectus that states “[t]he risk profile of underlying funds will be considered when determining allocations,” please provide disclosure that describes the differences of how the risk profiles of the underlying funds will affect the investment manager’s decision for each Fund.

Response:  As indicated in the prospectus, the investment manager will analyze, among other things, portfolio volatility, portfolio concentration, expected extreme events and expected instability in returns. Accordingly, based on the investment manager’s evaluation of the risk level of the underlying funds, some underlying funds may only be appropriate for certain Funds or may only be appropriate in a greater or lesser allocation than in one or more other Funds.   Related disclosure has been added.

26.       Comment:  With respect to each Fund’s “Derivatives” risk, please describe how much economic leverage to which each Fund will be exposed and whether the exposure differs per Fund in accordance with each Fund’s risk profile.

U.S. Securities and Exchange Commission

February 4, 2016

Response:  The Funds intend to invest only in currency forwards for hedging purposes.  Therefore, the disclosure regarding economic leverage has been removed from the “Principal Investment Policies and Practices” section.  The “Principal Risks” section has also been revised to better reflect which risks apply to the underlying funds, which is where economic leverage, if any, would occur.

27.       Comment:  In the “Investments in Underlying Funds” risk, with respect to the sentence “[t]he Fund’s investments in securities of other investment companies, including ETFs, may result in the duplication of certain fees and expenses,” please change the word “may” to “will.”

Response:  The disclosure has been revised as requested.

28.       Comment:  With respect to page 18 of the Fund Details section of the prospectus, consider including the “Equity Funds,” “Fixed Income Funds,” “Alternative Investment Funds” and “Investing in ETFs” risks in each Fund’s summary section.

Response:  The disclosure has been added as requested.

29.       Comment:  In the “Alternative Investment Funds” risk, please describe what the “alternative investment strategies” are.

Response:  The disclosure has been revised as requested.

30.       Comment:  By reference to the “High-Yield Debt Securities,” “Restructuring Companies,” “Mortgage-Backed Securities and Asset-Backed Securities,” “Real Estate” and “REITs” risks set forth in the Fund Details section of the prospectus, to the extent any of these risks are a principal risk of a Fund, please disclose such strategies and risks in each Fund’s summary.

Response:  The disclosure has been revised to clarify that these and other risks may be principal risks of the underlying funds.

31.       Comment:  With respect to the risks in the Fund Details section of the prospectus, particularly the “Focus” risk, please clarify whether these risks apply to the Funds or to the underlying funds only.

Response:  The disclosure has been clarified as requested.

32.       Comment:  Under the “Management” section of the Funds’ prospectus, please clarify whether all of the portfolio managers are “jointly and primarily” responsible for the Fund’s portfolio and if not, consider whether such portfolio managers should be included in the prospectus per Item 5(b) of Form N-1A and its related instructions.

Response:  The disclosure has been clarified to reflect the joint and primary responsibility of the two lead portfolio managers.  The remaining two portfolio managers are also responsible for the day-to-day management of the Fund’s portfolio, but are not the lead portfolio managers.  The Registrant believes that the disclosure is responsive to Item 5(b) of Form N-1A and its related instructions.

33.       Comment:  Under the heading “”Account Policies – Fair Valuation” in the Funds’ prospectus, please clarify which disclosure is intended to address the valuation of any of the Funds’ direct investments in securities or derivative instruments in addition to the valuation of the underlying funds’ investments.

U.S. Securities and Exchange Commission

February 4, 2016

Response:  The disclosure has been revised as requested.

Statement of Additional Information

34.       Comment:  With respect to the Funds’ fundamental investment restriction on lending, please provide an explanation on why the Registrant believes “direct corporate loans” should be an exception to the 33 1/3% limitation.

Response:  The Funds’ fundamental investment restriction regarding making loans recites the Funds’ policy with respect to making loans to other persons, as required by Section 8(b)(1) of the 1940 Act, and excepts from that restriction engaging “in direct corporate loans . . . in accordance with [a Fund’s] investment goals and policies,” along with other debt securities and other debt instruments and loan participations.  “Direct corporate loans” or direct investments in corporate loans are described in the Funds’ statement of additional information to reference the debt instrument a Fund would acquire as an initial investor in a new corporate loan structured by a lender or group of lenders where the Fund will have a direct contractual relationship with the borrower (as opposed to a participation interest where the Fund’s sole contractual relationship is with the seller of the interest).  Purchasing loans or an interest in a loan in this fashion would allow a Fund to avoid the credit risk of the agent bank or other intermediary.  The Registrant believes that these types of loan instruments are an important part of the corporate loan market and does not believe that a limitation on the purchase of direct corporate loans (or the purchase of any of the other loan instruments excepted from the restriction), is required by the 1940 Act.  Section 21 of the 1940 Act states that “[i]t shall be unlawful for any registered management company to lend money or property to any person, directly or indirectly, if: (a) the investment policies of such registered company . . . do not permit such a loan; or (b) such person controls or is under common control with such registered company . . .”

35.       Comment:  With respect to the Funds’ fundamental investment restriction on concentration, please note that to the extent that a Fund is invested in underlying funds, the Commission takes the position that the Funds should look through to the holdings of the underlying funds to monitor its industry concentration policy.  Accordingly, when a Fund determines its underlying concentration, please confirm that it will look through affiliated funds and will not ignore information about unaffiliated funds.

Response:  The Registrant confirms that it will monitor its policy regarding concentration in light of the policies of the underlying funds in which it invests.

36.       Comment:  With respect to the Funds’ fundamental investment restriction on diversification, please confirm that the diversification restriction complies with the 1940 Act and that the Fund will be compliant with such restriction in light of its investment strategies.

Response:  The Fund’s fundamental investment restriction on diversification complies with Section 5(b)(1) of the 1940 Act. The Fund does not anticipate having any difficulties complying with this restriction due to its investment strategies. We note that Section 5(b)(1) excludes securities of other investment companies from the 5% limitation per issuer with respect to 75% of a fund’s assets.

37.       Comment:  With respect to the list of securities and strategies that begins with “Asset-backed securities” on page 4 of the Funds’ SAI, please revise the disclosure to ensure that it is clear that certain sections apply to both the Funds and the underlying funds (such as “Borrowing,” for example).

Response:  The disclosure has been revised as requested.

U.S. Securities and Exchange Commission

February 4, 2016

38.       Comment:  With respect to the section “Policies and Procedures Regarding the Release of Portfolio Holdings,” please add disclosure to fulfill the requirements of Form N-1A, Item 16(f)(1)(vi) and (vii) to describe how conflicts are resolved and the manner in which the board of directors exercises oversight of disclosure of the Funds’ portfolio securities.

Response:  The Registrant believes that the policies summarized in the section of the SAI titled “Disclosure of Portfolio Holdings – Policies and Procedures Regarding the Release of Portfolio Holdings” adequately addresses the requirements of Form N-1A Item 16(f)(1)(vi).

Please do not hesitate to contact Amy Fitzsimmons at (215) 564-8711 or Kristin Ives at (215) 564-8037 if you have any questions or wish to discuss any of the responses presented above.

Very truly yours,

/s/Karen L. Skidmore

Karen L. Skidmore

Vice President